Megan Asset Management, Inc.
1424 W. Century Avenue, Suite 102
Bismarck, ND 58503
(701) 223-2923
November 17, 2005
DEAR LIMITED PARTNER:
     Please find enclosed, an Offer to Purchase and Letter of Transmittal relating to our tender offer for your interest in Bayfield Low Income Housing Limited Partnership (the “Partnership”).
•	We are offering to acquire each of your units of limited partnership interest in Bayfield Low Income Housing Limited Partnership for $10.00 per unit in cash.

•	This offer is not subject to any minimum number of units.

•	You will not be required to pay any partnership transfer fees in connection with any disposition of your units pursuant to this offer.

•	The Offer expires at 5:00 p.m. Eastern Standard Time, Tuesday, December 20, 2005, unless extended.
BY ACCEPTING OUR OFFER
•	If 1,450 or less units of approximately 2,000 units are tendered, you will receive your final K-1 for this partnership and tax reporting relative to this investment shall cease.

•	The offer is being made for the benefit of the Unit Holders who desire to terminate their ownership interest and obtain possible income tax benefits from such termination through the ability to utilize any “suspended” passive activity losses they may have carried forward against ordinary income.

•	These tax savings may be worth more to you as a Unit Holder than the $10.00 offer price or any final distribution upon liquidation of the Partnership.

•	As there is no established trading market for the units and Article XI of the Partnership Agreement effectively prevents the transfer of units except under very limited circumstance, the Offer allows Unit Holders to dispose of their units without the consent of the general partner.

•	In view of the above this Offering may represent the only means available to a Unit Holder to liquidate an investment in the Partnership
     You simply complete and sign the enclosed Letter of Transmittal (blue form) in accordance with the instructions and any other required documents and deliver them by (i) mail to Computershare Trust Company of New York, Wall Street Station, P.O. Box 1010, New York, NY 10268-1010

(pre-addressed, postage-paid envelope provided), or (ii) by Hand or Overnight Courier to Computershare Trust Company of New York, Wall Street Plaza, 88 Pine Street, 19th Floor, New York, NY 10005, which is acting as Depositary in connection with this offer.
BY REJECTING OUR OFFER
•	You will remain a limited partner in the Partnership, and do not need to fill out any papers.

•	It is not known how long the Partnership will remain in existence and you will continue to receive annual K-1s with your tax information.

•	You may not be able to begin using any “suspended” passive activity losses you may have carried forward against ordinary income.

•	Megan Asset Management, Inc., as the general partner of the Partnership, regularly evaluates the capital needs, competitive position and market conditions for each of the properties that the Partnership owns, and uses these factors to determine whether the Partnership will want to continue to own them. The general partner has decided that the best course of action is to sell some or all of the assets in the Partnership in the near future and it has begun doing so. Eventually, but it is not known when, the Partnership will terminate. You may elect to hold your interest until the termination of the Partnership. If you elect to remain in the Partnership until termination, you will continue to participate in the Partnership distributions, if any, and the tax effects of the Partnership’s results.
     If you have any questions, please contact the Georgeson Shareholder Communications Inc., the Information Agent for the tender offer, toll free, at (888) 867-7024.
Very truly yours,
MEGAN ASSET MANAGEMENT, INC.